SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES
Cdn. $250 MILLION SENIOR NOTE OFFERING

Calgary, Alberta — November 12, 2003 — Shaw Communications Inc. (“Shaw”) announced today the terms of an offering of Cdn. $250 million principal amount of 7.5% senior unsecured notes due 2013. The net proceeds of this offering will be used to assist in the repayment of Shaw’s $350 million bank term loan due February 10, 2006. Closing is scheduled to occur on November 20, 2003.

The senior notes will be offered for sale in Canada and the United States under Shaw’s previously filed shelf prospectus. The offering will be made through an underwriting syndicate, with RBC Capital Markets Inc. and TD Securities Inc. as co-lead managers.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of any such jurisdiction.

A copy of the prospectus may be obtained from Shaw’s Chief Financial Officer, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4. Copies of Shaw’s audited annual financial statements for the year ended August 31, 2003, and management’s discussion and analysis thereon, as well as the other documents incorporated by reference in the prospectus may be obtained from Shaw’s Chief Financial Officer, or may be accessed through the Internet on Shaw’s home page (www.shaw.ca), on the home page of the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com) or on the electronic filing system of the United States Securities and Exchange Commission (www.sec.gov/edgar.shtml).

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:

R.D. Rogers
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.
(403) 750-4500